SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

SABA SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

784932600

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 25614R105	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Babak Yazdani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,972,553
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 1,972,553
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,972,553
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 784932600	Schedule 13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Saba Software, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2400 Bridge Parkway, Redwood Shores, CA 94065-1166

Item 2.

(a)	Name of Person Filing:

Babak Yazdani

(b)	Address of Principal Business Office:

2400 Bridge Parkway, Redwood Shores, CA 94065-1166

(c)	Citizenship:

USA

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

784932600

Item 3.	If this statement is filed pursuant to Rules 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

  Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this statement is provided as of December 31, 2007:

(a)	Amount Beneficially Owned:

1,972,553 shares. Includes (i) 1,551,303 shares of common stock held in the Yazdani Family Trust of which Mr. Yazdani is trustee; and (ii) 421,250 shares subject to options exercisable within 60 days of December 31, 2007.

(b)	Percent of Class:

6.7% based on 29,041,418 shares outstanding as of December 31, 2007 as stated in the Issuer’s Quarterly Report on Form 10-Q filed on January 9, 2008.

CUSIP No. 784932600	Schedule 13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

1,972,553

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

1,972,553

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

  ☐ Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

  Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

  Not applicable.

Item 8.	Identification and Classification of Members of the Group

  Not applicable.

Item 9.	Notice of Dissolution of the Group

  Not applicable.

Item 10.	Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 784932600	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2008

/s/ Babak Yazdani
Babak Yazdani